UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2011

Commission File Number: 000-53826

PLASTEC TECHNOLOGIES, LTD.
(Translation of registrant’s name into English)

Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Creation of Executive Committee and appointment of Vice Chairman

On January 6, 2011, the Board of Directors (the “Board”) of Plastec Technologies, Ltd. (the “Company”) formed an Executive Committee of the Board.  The Board appointed Kin Sun Sze-To, Chin Hien Tan and Ho Leung Ning to serve on the Executive Committee.  While the Executive Committee will not have a formal written charter, the Board has determined that the Executive Committee’s responsibilities will be to generally manage the business affairs of the Company and exercise all powers of the Board (other than actions that would require the Board to act as a whole or which actions are vested in other committees of the Board or require shareholder approval).

The Board also appointed Eli D. Scher, a current member of the Board, as the Company’s non-executive Vice Chairman.

Executive Officer and Director Compensation

    On January 6, 2011, the Board established a bonus plan for the Company’s management.  Pursuant to the plan, in order for any bonus to be paid, the Company must achieve an annual net profit (excluding any extraordinary items) of HK$78,000,000 in any fiscal year (the “Net Profit Target”).  If the Net Profit Target is achieved in any fiscal year, a pool of 4% of any amount over the Net Profit Target will be set aside to provide bonuses to the Company’s management.  Of the bonus pool that is created, Kin Sun Sze-To, Chin Hien Tan and Ho Leung Ning would currently be entitled to 32%, 24% and 24%, respectively, of the available bonus, with the remaining amount being made available for distribution to the remaining officers of the Company, subject to adjustment at the discretion of the Board.  Payment of any bonuses under the plan will be in cash or ordinary shares of the Company (to be purchased in the open market), at the sole discretion of the Company.  The plan will take effect beginning with the current fiscal year ending April 30, 2011.  Based on the Company’s financial results for the first six months of the fiscal year ending April 30, 2011, it appears likely that the Net Profit Target will be met and therefore bonuses will be paid under the plan; however, the exact amount of any such bonuses cannot be determined at this time.

Also on January 6, 2011, the Board determined that each of Eli D. Scher (the Company’s non-executive Vice Chairman), J. David Selvia, Chung Wing Lai and Joseph Yiu Wah Chow, the Company’s four non-executive independent directors, would be paid HK$39,000, HK$20,000, HK$20,000 and HK$20,000, respectively, for each month that they continue to serve on the Board.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLASTEC TECHNOLOGIES, LTD.

Dated: January 10, 2011	By:	/s/ Kin Sun Sze-To
Name: Kin Sun Sze-To
Title: Chief Executive Officer